Exhibit 99.1

Mandatory notification of trade

On 4 November 2016 Marit Solberg, COO Farming in Marine Harvest ASA, sold 35,000 shares in Marine Harvest at a price of NOK 145.28 per share. Subsequent to this transaction Marit Solberg holds 12,813 shares and 451,075 unexercised options in Marine Harvest.

This information is subject to the disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.